Management's Discussion and Analysis
of Financial Condition and Results of Operations
For the Three Months Ended March 31, 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of Golden Star Resources Ltd. and its subsidiaries("Golden Star" or "the Company" or "we" or "our"). This Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2013 and the unaudited condensed interim consolidated financial statements and related notes for the three months ended March 31, 2014, which are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A includes information available to, and is dated, May 7, 2014. All amounts shown are in thousands of dollars unless noted otherwise. All currency amounts are stated in U.S. dollars unless noted otherwise. Information presented in this MD&A is prepared in accordance with IFRS unless otherwise noted.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This report contains "forward looking information" within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star. Forward-looking information and statements include, but are not limited to, information or statements with respect to the timing and amount of estimated future production, the timing of the Preliminary Economic Assessment ("PEA")for Wassa underground and of the Environmental Impact Statement ("EIS") for Prestea Underground, expected cash operating costs and capital expenditures, strip ratios, costs of production, throughput at the Wassa and Bogoso processing plants, capital expenditures, permitting time lines, currency exchange rate fluctuations, and requirements for additional capital.
Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those set forth in the forward-looking information and statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, the availability of capital on reasonable terms or at all, local and community impacts and issues, results of pending or future feasibility studies, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Golden Star has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information and statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.
Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economical and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Risk Factors” in Golden Star's Annual Information Form for the year ended December 31, 2013 available at www.sedar.com. Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Golden Star, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this MD&A, except in accordance with applicable securities laws.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Scientific and technical information contained in this MD&A was reviewed and approved by Dr. Martin Raffield, Senior Vice- President, Technical Services for Golden Star, and a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and NI 43-101. All mineral resources are reported inclusive of mineral reserves. Mineral resources which are not mineral reserves have not demonstrated economic viability. Information on data verification performed on the mineral properties mentioned in this MD&A that are considered to be material mineral properties to the Company are contained in Golden Star's Annual Information Form for the year ended December 31, 2013 and the following current technical reports for those properties available at www.sedar.com including (i) Wassa - “NI 43-101 Technical Report on Mineral Resources and Mineral Reserves Golden Star Resources Ltd., Wassa Gold Mine, Ghana” effective date December 31 2012; (ii) Bogoso - “NI 43-101 Technical Report on Resources and Reserves Golden Star Resources Ltd., Bogoso Prestea Gold Mine, Ghana” effective date December 31, 2013; and (iii) Prestea Underground - “NI 43-101 Technical Report for the Prestea West Reef Feasibility Study, Ghana” effective date May 1, 2013.
Cautionary Note to U.S. Investors
This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC's Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with NI 43-101, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in accordance with CIM standards. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources have not demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.
OVERVIEW OF GOLDEN STAR
Golden Star is an established gold mining company with operating mines in Ghana, and exploration properties in other parts of West Africa and Brazil. Golden Star holds a 90% equity interest in Golden Star (Wassa) Limited ("Wassa") and Golden Star (Bogoso/Prestea) Limited ("Bogoso"), which, respectively own the Wassa and the Bogoso open-pit gold mines and processing plants in Ghana. In addition, Golden Star has a 90% interest in the currently inactive underground mine in Prestea, Ghana ("Prestea Underground"). The Company's operations produced and sold 330,806 ounces of gold in 2013.
The Company is a reporting issuer or the equivalent in all provinces of Canada, in Ghana and in the United States, and files disclosure documents with securities regulatory authorities in Canada , Ghana and with the United States Securities and Exchange Commission.

FIRST QUARTER HIGHLIGHTS
Summary of operating and financial results

		For the three months ended March 31,
OPERATING SUMMARY		2014	2013
Wassa gold sold	oz	34,838	45,866
Bogoso gold sold	oz	30,974	35,495
Total gold sold	oz	65,812	81,361
Average realized gold price	$/oz	1,292	1,634

Cash operating cost per ounce - Wassa[1]	$/oz	955	809
Cash operating cost per ounce - Bogoso[1]	$/oz	1,489	1,475
Cash operating cost per ounce[1]	$/oz	1,206	1,100
All-in sustaining cost per ounce[1]	$/oz	1,523	1,403

FINANCIAL SUMMARY
Revenues	$'000	85,004	132,910
Net (loss)/income attributable to Golden Star shareholders	$'000	(22,364)	8,005
Adjusted net (loss)/income attributable to Golden Star shareholders[2]	$'000	(12,190)	359
Net cash (used in)/provided by operations	$'000	(2,009)	11,915
Cash (used in)/provided by operations before working capital changes[3]	$'000	(6,228)	14,240
Net (loss)/income per share attributable to Golden Star shareholders - basic and diluted	$/share	(0.09)	0.03
Adjusted net (loss)/income per share attributable to Golden Star shareholders - basic and diluted [2]	$/share	(0.05)	0.01
Cash (used in)/provided by operations per share - basic and diluted	$/share	(0.01)	0.05
Cash (used in)/provided by operations before working capital changes per share - basic[3]	$/share	(0.02)	0.06
Cash (used in)/provided by operations before working capital changes per share - diluted[3]	$/share	(0.02)	0.05
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce and all-in sustaining cost per ounce to cost of sales before depreciation and amortization.
2 See "Non-GAAP Financial Measures" below for a reconciliation of adjusted net (loss)/income attributable to Golden Star shareholders and adjusted net (loss)/income per share attributable to Golden Star shareholders to net (loss)/income attributable to Golden Star shareholders and net (loss)/income per share attributable to Golden Star shareholders.
3 See "Non-GAAP Financial Measures" below for an explanation of the calculation of cash (used in)/provided by operations before working capital changes and cash (used in)/provided by operations before working capital changes per share.

•
Exploration drilling at Wassa continues to yield positive results. Step-out drilling confirms that high grade gold mineralization at Wassa continues down plunge, with high grade mineralization encountered 450 meters south of the current Wassa ore body. Infill drilling shows wide zones of significant grades, ranging from 3.9 g/t Au to 11.4 g/t Au, between existing high grade drill intercepts. The first phase of infill drilling is expected to be completed by the end of second quarter of 2014.

•
Gold sold decreased by 19% during the first quarter of 2014 to 65,812 ounces, from 81,361 ounces sold during the same period in 2013. At Wassa, the Wassa Main pit has now been established and as planned the higher grade ore feed from Father Brown was reduced in the quarter. Ore feed will be provided by the Wassa Main pit going forward. As a result, gold sales at Wassa decreased 24%, as per plan, compared to the same prior year period mainly due to lower grades processed. Gold sales at Bogoso decreased 13% mainly due to lower grades processed at lower recoveries. Refractory ore grades are expected to increase commencing in the second quarter of 2014 as per plan. Consolidated gold production is expected to improve over the remainder of the year.

•
Revenues for the first quarter of 2014 decreased to $85.0 million compared to $132.9 million in the same prior year period, primarily due to the decline in gold prices and fewer ounces sold. The average realized gold price decreased from $1,634 per ounce in the first quarter of 2013 to $1,292 per ounce in the first quarter of 2014.

•
Mine operating expenses for the first quarter of 2014 decreased to $82.9 million compared to $90.3 million in the same prior year period, due to lower processing costs at Wassa and lower mining costs at Bogoso. Even though 7% more tonnes were processed during the first quarter of 2014, plant processing costs decreased at Wassa due to lower processing costs incurred in the first quarter of 2014 compared to the same prior year quarter. The decrease in mine operating expenses at Bogoso was due to lower tonnage mined in the first quarter of 2014 as compared to the same prior year quarter. The Company expects mine operating expense to continue to decrease for the remainder of 2014. Production from the Father Brown pit at Wassa is expected to come to an end in the second quarter and the ore supply will be mined from the Wassa Main pit. As a result, mining costs are expected to reduce due to the elimination of haulage costs from Father Brown. At Bogoso, the Company expects to complete the Chujah push back during the second quarter of 2014 as planned. As a result, mining costs are expected to decline for the remainder of the year.

•
Consolidated cash operating cost per ounce totaled $1,206 per ounce for the first quarter of 2014, compared to cash operating cost per ounce of $1,100 per ounce for the same period in 2013. Wassa's cash operating cost per ounce totaled $955 per ounce in the first quarter of 2014, up from $809 in the same prior year period. Bogoso's cash operating cost per ounce increased to $1,489 per ounce for the first quarter of 2014, up from $1,475 per ounce in the same period in 2013. The increase in cash operating costs per ounce at both operations were the result of lower gold production compared to the same prior year period. The Company expects cash operating costs to decrease in the next three quarters as production is expected to increase and mine operating expenses are expected to decrease over the remainder of the year.

•
Corporate general and administrative expenditures decreased by 23% to $5.7 million for the first quarter of 2014, down from $7.4 million incurred during the same period in 2013. General and administrative expenditures were higher in the first quarter of the prior year as the Company spent $1.4 million in relocation costs during the first quarter of 2013.

•
Net loss attributable to Golden Star shareholders for the first quarter of 2014 totaled $22.4 million, compared to a net income attributable to Golden Star shareholders of $8.0 million for the same prior year period. Net income decreased primarily as a result of lower revenues in the first quarter of 2014 compared to the same prior year period and a non-cash fair value loss on the Company's 5% Convertible Debentures for the first quarter of 2014 compared to a non-cash fair value gain in the same prior year period.

•
Cash used by operations before working capital changes totaled $6.2 million for the first quarter of 2014, compared to $14.2 million provided by operations for the same period in 2013. Cash provided by operations decreased as a result of lower gold revenues due to the lower realized gold price and less gold ounces sold during the first quarter of 2014 compared to the same prior year period.

•
Capital expenditures at Wassa and Bogoso for the first quarter totaled $12.2 million compared to $27.4 million incurred in the same period last year. Capital expenditures were reduced compared to 2013 as a result of the Company focusing 2014 capital spending on items that will provide sufficient risk-adjusted return on investment in the near to medium term.

•
Betterment stripping of $4.2 million was capitalized in the first quarter of 2014. The Company expects the push back at Chujah to be completed during the second quarter of 2014. Once the push back is completed, it is expected that the strip ratio and mining costs will reduce, and that higher grade, higher recovery ore will be available for processing.

•
Liquidity - Consolidated cash balance was $57.8 million at March 31, 2014 compared with $65.6 million at December 31, 2013. Working capital is expected to improve over the remainder of the year as the Chujah pushback is completed and Bogoso gains access to higher grade ore. In addition, mining costs at Bogoso are expected to decline as a result of the expected lower strip ratio going forward.

OUTLOOK FOR 2014
Production and cost guidance
Production and cost guidance for 2014 for the Company's operations remains unchanged.

	Gold production	Cash operating costs	Capital spending
	thousands of ounces	$ per ounce	$ millions
Wassa	130 - 140	900 - 950	$19
Bogoso	165 - 180	1,000 - 1,050	31
Consolidated	295 - 320	950 - 1,000	$50

Capital expenditures
Capital expenditures for 2014 are expected to be $50 million. This remains unchanged from previous guidance.
CORPORATE DEVELOPMENTS
Gold prices
Spot gold prices increased marginally from $1,202 per ounce at the end of 2013 to $1,292 per ounce at the end of the first quarter. The Company realized an average gold price of $1,292 per ounce for gold sales during the first quarter, 21% lower than the average realized price of $1,634 per ounce for the same prior year period. The spot gold price as at May 6, 2014 was $1,306 per ounce.
Ecobank loan
During the quarter, Wassa drew down an additional $10.0 million under the $50 million secured Medium Term Loan Facility ("Ecobank Loan"). The Ecobank Loan has a term of 60 months from the date of initial drawing and is secured by Wassa's existing plant, machinery and equipment. The interest rate is three month LIBOR plus 9% per annum, payable monthly in arrears. Payment of interest and principal commences on April 30, 2014. As at March 31, 2014, $10.0 million remains available for drawdown.
Performance Share Units
On January 1, 2014, the Company adopted a Performance Share Unit (“PSU”) Plan, and granted 2,474,905 units. Each PSU represents one notional common share that is redeemed for cash based on the value of a Common Share at the end of the three year performance period, to the extent performance and vesting criteria have been met. The PSUs that were granted in the first quarter of 2014 vest at the end of a three year performance period based on the Company’s total shareholder return relative to a performance peer group of gold companies as listed in the PSU Plan. The cash award is determined by multiplying the number of units by the performance adjustment factor, which range from 0% to 200%. The performance factor is determined by comparing the Company's share price performance to the share price performance of a peer group of companies. As the Company is required to settle this award in cash, it will record an accrued liability and a corresponding compensation expense. For the three months ended March 31, 2014, the Company recorded $0.1 million of compensation expense.
Capital spending reduction
Capital expenditures will be limited to sustaining capital requirements and key development projects. For the first quarter ended March 31, 2014, the Company had capital expenditures at Wassa and Bogoso in the amount of $12.2 million, compared to $27.4 million spent in the first quarter of 2013.
New Executive Vice President & Chief Financial Officer
The Board of Directors has appointed André van Niekerk as the Company's new Executive Vice President and Chief Financial Officer, subsequent to the resignation of Jeff Swinoga to pursue other opportunities. André van Niekerk has more than 13 of years of mining experience at both an operational and corporate level including eight years at Golden Star.
DEVELOPMENT PROJECTS UPDATE
Wassa
Wassa Drilling Program
Drilling continued in the first quarter with two drill rigs working on step out directional drilling and two drill rigs concentrating on infill drilling beneath the Wassa Main pit.  Drilling results received for the first quarter were from 15 holes totaling 8,828 meters with an additional six holes for 3,290 meters either still being drilled or pending assays. Step out confirms that high grade gold mineralization at Wassa continues down plunge, with high grade mineralization 450 meters south of current Wassa ore body. Significant grades (ranging from 3.7 g/t Au to 6.5 g/t Au) and widths have been encountered in a step out fence 200 meters south of the last step out fence, which in turn was 250 meters south of the current Wassa ore body. Infill drilling shows wide zones of significant grades, ranging from 3.9 g/t Au to 11.4 g/t Au, between existing high grade drill intercepts. The first phase of infill drilling is expected to be completed by the end of the second quarter of 2014.
In January 2014, the Company commenced the Preliminary Economic Assessment (“PEA”) to determine the economic viability of an underground operation beneath the Wassa pit.  It is expected that the PEA will be completed and published on SEDAR during the third quarter of 2014.
Bogoso
Chujah Pit
The push back of the Chujah pitwall commenced in 2012 to improve the access to ore and reduce its mining operating costs. This stripping continued during the first quarter of 2014 and is expected to be completed during the second quarter of 2014. Once completed, the Company expects the strip ratio and mining costs to reduce. We capitalized $4.2 million as betterment stripping during the three months ended March 31, 2014 as a result of this push back.
Prestea Underground
A feasibility study for Prestea Underground was completed during the second quarter of 2013 and was published on SEDAR at www.sedar.com in July 2013. The feasibility study demonstrates positive economics for the extraction of the West Reef steeply dipping, high-grade, narrow vein deposit at Prestea Underground using mechanized cut-and-fill mining with footwall ramp access.
The feasibility study indicates that after the three year development period, ore from the Prestea Underground mine would be treated at the Bogoso non-refractory plant. Estimated cash operating costs are $734 per ounce over the six year life of mine. Initial capital expenditure is estimated to be $90.6 million and total capital expenditure over the life of the project is expected to be $150.1 million.
During the first quarter of 2014, we incurred capital expenditures totaling $2.6 million. We expect to incur $12.2 million of capital expenditures on Prestea Underground in 2014.
A resettlement action plan ("RAP") for the communities living in the Prestea area is currently under review by the Prestea Huni Valley District Assembly. This RAP addresses the resettlement required for the development of the Prestea Underground and the Prestea South project. Following revisions to the project, the environmental impact statement ("EIS") for the Prestea Underground will be updated to address these changes. Once the updates are completed, the draft EIS will be submitted to the Ghana Environmental Protection Agency ("EPA") for their review. There may also be a requirement for a public hearing on the Prestea Underground.

CONSOLIDATED RESULTS OF OPERATIONS

		For the three months ended March 31,
		2014	2013
SUMMARY OF CONSOLIDATED FINANCIAL RESULTS
Wassa gold sold	oz	34,838	45,866
Bogoso gold sold	oz	30,974	35,495
Total gold sold	oz	65,812	81,361

Average realized price	$/oz	1,292	1,634
Cash operating cost per ounce[1] - combined	$/oz	1,206	1,100

Gold revenues	$'000	85,004	132,910
Cost of sales excluding depreciation and amortization	$'000	84,296	96,118
Depreciation and amortization	$'000	6,616	16,479
Mine operating margin	$'000	(5,908)	20,313
General and administrative	$'000	5,706	7,430
Loss/(gain) on fair value of 5% convertible debentures	$'000	10,174	(7,646)
Income tax expense/(recovery)	$'000	85	7,119

Net (loss)/income attributable to Golden Star shareholders	$'000	(22,364)	8,005
Net (loss)/income per share – basic and diluted		$(0.09)	0.03

Cash flow (used in)/provided by operations	$'000	(2,009)	11,915
Cash flow (used in)/provided by operations per share – basic and diluted		$(0.01)	0.05

Capital expenditures	$'000	12,212	27,394
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce to cost of sales excluding depreciation and amortization.
Three months ended March 31, 2014 compared to three months ended March 31, 2013
Gold revenues
Gold revenues totaled $85.0 million for the three months ended March 31, 2014, down from $132.9 million in 2013, due to a decline in realized gold prices and lower gold production. The average realized gold price fell to $1,292 per ounce, down 21% from an average realized gold price of $1,634 per ounce in the first quarter of 2013. Gold sales of 65,812 ounces in the first quarter of 2014 were 19% lower than the 81,361 ounces sold in the same prior year period, due mainly to the lower grades processed in both operations. The Company expects the gold production profile to increase in the second quarter and throughout remainder of 2014.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization for the first quarter of 2014 totaled $84.3 million, compared to $96.1 million incurred in the same prior year period. Mine operating expenses totaled $82.9 million, down $7.4 million from $90.3 million incurred in the first quarter of 2013 due to lower contract mining costs. Royalties for the first quarter of 2014 decreased by $2.4 million compared to the same quarter in prior year due to lower gold sales.
Depreciation and amortization
Depreciation and amortization expense for the first quarter of 2014 decreased to $6.6 million, down from $16.5 million in the first quarter of 2013. The net book value of the Company's mining property and plant and equipment decreased due to impairment charges recorded during 2013, and resulted in a decrease in depreciation and amortization expense in 2014.

General and administrative expenses
General and administrative costs for the first quarter of 2014 was $5.7 million, down from $7.4 million for the three months ended March 31, 2013. Relocation costs of approximately $1.4 million were incurred in the first quarter of 2013 to move the Company's corporate headquarters from Denver, Colorado to Toronto, Canada.
Loss/(gain) on fair value of 5% Convertible Debentures
During the first quarter of 2014, the Company recorded a non-cash fair value loss of $10.2 million on the 5% Convertible Debentures. A non-cash fair value gain of $7.6 million was recorded in the same prior year period. This was calculated based on the discounted cash flows of the debt component and a Black-Scholes valuation of the conversion feature.
Income tax expense
Income tax expense for the three months ended March 31, 2014 totaled $0.1 million, as compared to $7.1 million for the three months ended March 31, 2013. The lower tax expense in the first quarter of 2014 was due to the lower net income generated by Wassa compared to the same prior year period.
Net (loss)/income attributable to Golden Star shareholders
Results for the three months ended March 31, 2014 include a net loss attributable to Golden Star shareholders of $22.4 million or $0.09 per share, compared with net income of $8.0 million or $0.03 per share for 2013. The major factors contributing to the first quarter of 2014 net loss were lower mine operating margin and the $10.2 million mark to market non-cash loss on the 5% Convertible Debentures.
Capital expenditures
Capital expenditures for the first quarter of 2014 totaled $12.2 million compared to $27.4 million in the same prior year period. During the first quarter of 2014, the major capital expenditures at Wassa included $3.0 million on development drilling below the Wassa Main pit. Capital expenditures at Bogoso during the first quarter of 2014 included $4.2 million of capitalized betterment stripping costs at the Chujah pit and $2.7 million on Prestea Underground.

WASSA OPERATIONS
Through 90% owned subsidiary Golden Star (Wassa) Limited, the Company owns and operates the Wassa and Father Brown open pit mines, located approximately 35 kilometers east of the town of Bogoso, Ghana. Wassa has a single non-refractory processing plant (“Wassa processing plant”) consisting of a carbon-in-leach ("CIL") system with a capacity of 2.7 million tonnes per annum. The Father Brown mine is located approximately 80 kilometers south of Wassa along the Company's access road. Ore from the Father Brown and Wassa mines is sent to the Wassa processing plant for processing.

		For the three months ended March 31,
		2014	2013
WASSA FINANCIAL RESULTS
Revenue	$'000	$44,909	$74,957

Mine operating expenses	$'000	34,076	35,973
Royalties	$'000	2,248	3,753
Operating costs from/(to) metals inventory	$'000	(806)	1,121
Cost of sales excluding depreciation and amortization	$'000	35,518	40,847

Depreciation and amortization	$'000	3,873	12,139

Mine operating margin	$'000	$5,518	$21,971

Capital expenditures	$'000	4,144	10,493

WASSA OPERATING RESULTS
Ore mined	t	649,462	525,638
Waste mined	t	4,440,070	3,155,400
Ore processed	t	704,376	657,004
Grade processed	g/t	1.62	2.36
Recovery	%	92.7	94.8
Gold sales	oz	34,838	45,866

Cash operating cost per ounce[1]	$/oz	955	809
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce to cost of sales excluding depreciation and amortization.
Three months ended March 31, 2014 compared to three months ended March 31, 2013
Production
Gold sales totaled 34,838 ounces for first quarter of 2014, a 24% decrease over the 45,866 ounces sold during the same period of 2013. Plant throughput increased by 7% compared to same prior year period, however, the lower grade ore processed (mainly from the Father Brown pit) and the lower recovery resulted in lower gold production.
Gold revenues
Gold revenues totaled $44.9 million for the first quarter of 2014, compared to $75.0 million for the same period last year. The decrease was due to a 24% decrease in gold production and the decline in the average realized gold price from $1,634 per ounce for the three months ended March 31, 2013 to $1,289 per ounce for the three months ended March 31, 2014.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization for Wassa totaled $35.5 million in the first quarter of 2014, $5.3 million lower than the $40.8 million incurred during the same period of 2013. The lower cost of sales is mainly related the $0.8 million inventory build-up in the first quarter of 2014 compared to a $1.1 million draw down of ore stockpiles in 2013. Mine operating expenses and royalties were $1.9 million and $1.5 million lower respectively in the first quarter of 2014 compared to same period of last year. Mine operating expenses were lower due to less contract mining used and lower haulage costs incurred during the first quarter of 2014 compared to the same prior year period. Royalties were lower as a result of lower gold sales in the first quarter compared to last year.
Depreciation and amortization
Depreciation and amortization for the first quarter of 2014 decreased to $3.9 million, down from $12.1 million incurred during the same prior year period, mainly due to the lower net book value of mining property and plant and equipment.
Cash operating cost per ounce
Wassa's cash operating cost per ounce for the first quarter of 2014 totaled $955 per ounce, up 18% from $809 per ounce in the same prior year period. Wassa's cash operating costs totaled $33.3 million for the first quarter of 2013, compared to $37.1 million incurred during the same period of 2013. The decrease in the volume of gold sold more than offset the lower total cash operating costs.
Capital expenditures
Capital expenditures for the first quarter of 2014 totaled $4.1 million compared with $10.5 million incurred during the same period last year. Sustaining capital expenditures totaled $0.8 million during the first three months of 2014 compared to $2.0 million incurred the comparable period of 2013. Development capital expenditures totaled $3.3 million in the first quarter of 2014 and $8.5 million in the same period of 2013.
Capital expenditures for the first quarter of 2014 included $3.0 million on development drilling at the Wassa Main pit.

BOGOSO OPERATIONS
Through 90% owned subsidiary Golden Star (Bogoso/Prestea) Limited, the Company owns and operates the Bogoso gold mining and processing operations located near the town of Bogoso, Ghana. Bogoso operates a gold ore processing facility with a capacity of 2.7 million tonnes of ore per annum, which uses bio-oxidation technology to treat refractory ore (“Bogoso refractory plant”). In addition, Bogoso has a CIL processing facility located adjacent to the Bogoso refractory plant, which is suitable for treating non-refractory gold ores (“Bogoso non-refractory plant”) at a rate up to 1.5 million tonnes per annum.
Through Bogoso, the Company owns the Prestea Underground mine, which is located on the Prestea property and consists of a currently inactive underground gold mine and associated support facilities. The feasibility study for Prestea Underground was published on SEDAR at www.sedar.com in July 2013.

		For the three months ended March 31,
		2014	2013
BOGOSO FINANCIAL RESULTS
Revenue	$'000	$40,095	$57,953

Mine operating expenses	$'000	48,857	54,359
Royalties	$'000	2,007	2,899
Operating costs from/(to) metals inventory	$'000	(2,086)	(1,987)
Cost of sales excluding depreciation and amortization	$'000	48,778	55,271

Depreciation and amortization	$'000	2,743	4,340

Mine operating margin	$'000	$(11,426)	$(1,658)

Capital expenditures	$'000	8,068	16,898

BOGOSO OPERATING RESULTS
Ore mined refractory	t	654,303	416,912
Ore mined non-refractory	t	—	252,397
Total ore mined	t	654,303	669,309
Waste mined	t	4,924,147	7,470,959
Refractory ore processed	t	708,323	523,215
Refractory ore grade	g/t	1.79	2.14
Gold recovery – refractory ore	%	66.7	70.2
Non-refractory ore processed	t	404,493	217,564
Non-refractory ore grade	g/t	0.94	2.75
Gold recovery - non-refractory ore	%	41.0	52.2
Gold sold refractory	oz	26,010	26,367
Gold sold non-refractory	oz	4,964	9,128
Gold sales (total)	oz	30,974	35,495

Cash operating cost per ounce [1]	$/oz	1,489	1,475
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce to cost of sales excluding depreciation and amortization.
Three months ended March 31, 2014 compared to three months ended March 31, 2013
Production
Bogoso gold sales totaled 30,974 ounces for the first quarter of 2014 compared to 35,495 ounces for the same period of 2013. Refractory gold sales decreased slightly to 26,010 ounces in the first quarter of 2014, from the 26,367 ounces sold in the same period of 2013. The 35% increase in refractory ore processed compared to last year partially offset the negative impact from lower ore grade processed and lower recovery achieved. The increase in throughput was largely due to benefits from improvement in plant capital infrastructure. The lower recovery in the refractory processing plant was mainly a result of lower grade ore available during the push backs at the Chujah pit.
Non-refractory gold sales dropped to 4,964 ounces in the first quarter of 2014, down 46% from the 9,128 ounces sold in the same period of 2013, as a result of the suspension of the higher cost Pampe operation in the third quarter of 2013.
Gold revenues
Gold revenues for the first quarter of 2014 totaled $40.1 million, down $17.9 million from $58.0 million in the first quarter of 2013. The realized gold price was down 21%, averaging $1,294 per ounce in the first quarter of 2014, compared with $1,633 per ounce in the same period last year and gold sold totaled 30,974 ounces in the first quarter of 2014, down 13% ounces from 35,495 ounces sold in the same period of 2013.
Cost of sales excluding depreciation and amortization
Bogoso's cost of sales excluding depreciation and amortization totaled $48.8 million for the first quarter of 2014, down from $55.3 million for the same period of 2013. Mine operating expenses totaled $48.9 million, 10% lower than the $54.4 million incurred during the same period of 2013 mainly as a result of lower operating expenses achieved as a result of the suspension of mining from Pampe.
Depreciation and amortization
Depreciation and amortization expense decreased to $2.7 million for the first quarter of 2014, compared to $4.3 million for the first quarter of 2013, as a result of lower gold production during the three months ended March 31, 2014 and lower net book value of mining property and property, plant and equipment.
Cash operating cost per ounce
Cash operating cost per ounce totaled $1,489 per ounce for the first quarter of 2014, compared to $1,475 per ounce for the same period of 2013. Cash operating costs for the first quarter of 2014 totaled $46.1 million, down from $52.4 million incurred during the same period of 2013. However, the decrease in production during the first quarter of 2014 resulted in higher cash operating cost per ounce as compared to the same period in the prior year.
Capital expenditures
Capital expenditures for the first quarter of 2014 totaled $8.1 million compared to $16.9 million incurred during the same period in 2013. Sustaining capital expenditures totaled $0.7 million in the first quarter of 2014 compared to $3.1 million incurred during the first quarter of 2013. Development capital expenditures increased to $7.3 million in the first quarter of 2014 compared to $13.8 million in the comparable period of 2013.
Capital expenditures for the first quarter of 2014 included $4.2 million of capitalized betterment stripping at the Chujah pit and$2.7 million on Prestea Underground.
SUMMARIZED QUARTERLY FINANCIAL RESULTS

	Three Months Ended,
(Stated in thousands of U.S dollars except per share data)	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012
Revenues	$85,004	$96,034	$118,159	$120,693	$132,910	$149,710	$133,497	$136,313
Cost of sales excluding depreciation and amortization	84,296	88,549	91,294	101,178	96,118	103,492	85,639	89,542
Net (loss)/income	(24,353)	(165,304)	4,539	(145,671)	7,922	14,338	(19,273)	1,366
Net (loss)/income attributable to shareholders of Golden Star	(22,364)	(148,576)	3,507	(128,828)	8,005	14,334	(20,058)	37
Net (loss)/income per share attributable to shareholders of Golden Star:
- Basic and diluted	$(0.09)	$(0.57)	$0.01	$(0.50)	$0.03	$0.06	$(0.08)	$—
- Diluted	$(0.09)	$(0.57)	$0.01	$(0.50)	$0.03	$0.06	$(0.08)	$—

LIQUIDITY AND FINANCIAL CONDITION
We held $57.8 million in cash and cash equivalents as of March 31, 2014, down from $65.6 million at December 31, 2013. During the three months ended March 31, 2014, operations used $2.0 million of cash, cash used for investing totaled $14.1 million and financing activities provided $8.4 million.
Before working capital changes, operations used $6.2 million of operating cash flow during the first quarter of 2014, compared with the $14.2 million provided by operations in the same period last year. Cash provided by operations decreased due to lower revenues resulting from the lower gold production and lower realized gold price during the first quarter of 2014.
Working capital changes added $4.2 million during the three months ended March 31, 2014, compared to a decrease of $2.3 million in the same period in 2013. The working capital changes in the first quarter of 2014 related mainly to an increase in accounts payable and accrued liabilities by $6.6 million offset by an increase in accounts receivable by $1.2 million. For the three months ended March 31, 2013, working capital changes reduced cash by $2.3 million mainly due to a $5.3 million increase in inventories offset by a 1.3 million decrease in prepaid expenses and $1.3 million increase in accounts payable and accrued liabilities.
Investing activities used a net of $14.1 million during the first quarter of 2014, including $11.1 million on mining property development and $1.1 million for the plant and facility upgrades. Investing activities used a net of $28.1 million during the first quarter of 2013.
Financing activities provided $8.4 million in the first quarter of 2014 compared to $1.7 million used in financing activities for the same prior year period. During the quarter ended March 31, 2014, the Company drew down an additional $10.0 million under the Ecobank Loan and made principal repayments of $1.7 million on its equipment loans and capital lease obligations. During the first quarter of 2013, net cash used in financing activities was primarily principal repayment of debt.
LIQUIDITY OUTLOOK
As of March 31, 2014, we had $57.8 million in cash, $10.0 million available for draw down under the Ecobank Loan and another $23.1 million available for mobile equipment purchases under the Company's equipment financing facilities. During the first quarter of 2014, the Company drew down an additional $10.0 million from the Ecobank Loan and made principal repayments of $1.7 million on equipment financing loans and capital leases. For the remainder of the year, the Company expects to repay $9.7 million of principal and interest on the Ecobank loan, $5.2 million of principal and interest on the equipment financing loans and capital leases and $3.9 million interest on the 5% Convertible Debentures.
The decline in working capital in the first quarter of 2014 was in line with the Company's expectations due to the Chujah pushback and the reduction in ore supply from the Father Brown pit as planned. The Company expects lower mining costs, higher gold production and improvement in working capital for the remainder of the year as Chujah pushback is expected to be completed during the second quarter.
The Company expects to continue to fund operations and capital projects through operating cash flows, the equipment financing facility, the Ecobank Loan and cash on hand. If these sources are not sufficient, the Company could delay planned capital projects or curtail operational spending. While we may also pursue additional financing, there can be no assurance that additional financing will be available at all or on terms acceptable to the Company.
TABLE OF CONTRACTUAL OBLIGATIONS

	Payment due (in thousands) by period
(Stated in thousands of U.S dollars)	Less than 1 Year	1 to 3 years	3 to 5 years	More than 5 Years	Total
Debt [1]	$10,511	$25,118	$93,758	$—	$129,387
Finance leases	706	1,964	1,864	—	4,534
Interest on long term debt	7,526	13,514	3,473	—	24,513
Purchase obligations	967	—	—	—	967
Rehabilitation provisions[2]	8,365	22,133	24,532	40,832	95,862
Total	$28,075	$62,729	$123,627	$40,832	$255,263

[1]
Includes $77.5 million of 5% Convertible Debentures maturing in June 2017 as well as the $40.0 million draw down from the Ecobank Loan. Golden Star has the right to repay the $77.5 million principal amount of the 5% Convertible Debentures in cash or in common shares at the due date under certain circumstances. The presentation shown above assumes payment is made in cash and also assumes no conversions of the 5% Convertible Debentures into common shares by the holders prior to the maturity date.

[2]	Rehabilitation provisions indicates the expected undiscounted cash flows for each period.

RELATED PARTY TRANSACTIONS
There were no material related party transactions in the first quarter of 2014 and 2013 other than compensation of key management personnel which is presented in the table below. Key management personnel is defined as members of the Board of Directors and certain senior officers.

	For the three months ended March 31,
(Stated in thousands of U.S dollars)	2014	2013
Salaries, wages, and other benefits	$596	$493
Bonus	868	750
Share-based compensation	576	809
	$2,040	$2,052
OFF-BALANCE ARRANGEMENTS
The Company has no material off-balance sheet arrangements.
NON-GAAP FINANCIAL MEASURES
In this MD&A, we use the terms “cash operating cost per ounce”, "all-in sustaining costs", "cash generated from operations before working capital changes", "adjusted net (loss)/income attributable to Golden Star shareholders" and "adjusted net (loss)/income per share attributable to Golden Star shareholders".
“Cost of sales excluding depreciation and amortization” as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.
“Cash operating cost per ounce” for a period is equal to “Cost of sales excluding depreciation and amortization” for the period less royalties and production taxes, minus the cash component of metals inventory net realizable value adjustments divided by the number of ounces of gold sold during the period. We use cash operating cost per ounce as a key operating indicator. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
"All-in sustaining costs" commences with cash operating costs and then adds sustaining capital expenditures, corporate general and administrative costs, mine site exploratory drilling and greenfield evaluation costs and environmental rehabilitation costs. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability.
The Company believes that “all-in sustaining costs” will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the operating performance and also the Company's ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs. “All-in sustaining costs” are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. The table below reconciles these non-GAAP measures to the most directly comparable IFRS measures and previous periods have been recalculated to conform to the current definition.
The table below reconciles consolidated cost of sales excluding depreciation and amortization to cash operating cost per ounce and all-in sustaining costs per ounce:

(Stated in thousands of U.S dollars)	For the three months ended March 31,
	2014	2013
Cost of sales excluding depreciation and amortization	$84,296	$96,118
Royalties	(4,255)	(6,652)
Metals inventory net realizable value adjustment	(653)	—
Cash operating costs	79,388	89,466
Royalties	4,255	6,652
Metals inventory net realizable value adjustment	653	—
Accretion of rehabilitation provision	436	148
General and administrative costs	5,706	7,430
Sustaining capital expenditures	9,777	10,458
All-in sustaining costs	$100,215	$114,154

Ounces sold	65,812	81,361
Cost per ounce measures ($/oz):
Cash operating cost per ounce	1,206	1,100
All-in sustaining cost per ounce	1,523	1,403
The tables below reconcile cost of sales excluding depreciation and amortization to cash operating costs per ounce for each of the operating mines (stated in thousands of U.S dollar except cash operating cost per ounce):

	For the three months ended
	March 31, 2014
	Wassa	Bogoso	Combined
Cost of sales excluding depreciation and amortization	$35,518	$48,778	$84,296
Royalties	(2,248)	(2,007)	(4,255)
Metals inventory net realizable value adjustment	—	(653)	(653)
Cash operating costs	$33,270	$46,118	$79,388

Ounces sold	34,838	30,974	65,812

Cash operating cost per ounce	$955	$1,489	$1,206

	For the three months ended
	March 31, 2013
	Wassa	Bogoso	Combined
Cost of sales excluding depreciation and amortization	$40,847	$55,271	$96,118
Royalties	(3,753)	(2,899)	(6,652)
Cash operating costs	$37,094	$52,372	$89,466

Ounces sold	45,866	35,495	81,361

Cash operating cost per ounce	$809	$1,475	$1,100

"Cash provided by operations before working capital changes" is calculated by subtracting the "Changes in working capital" from "Net cash provided by operating activities" as found in the statements of cash flows.
We use cash operating cost per ounce and cash provided by operations before working capital changes as key operating indicators. We monitor these measures monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. These measures are also compared against budget to alert management of trends that may cause actual results to deviate from planned operational results. We provide these measures to the investors to allow them to also monitor operational efficiencies of the mines owned by the Company. We calculate these measures for both individual operating units and on a consolidated basis.
Cash operating cost per ounce and cash provided by operations before working capital changes should be considered as non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
Adjusted net (loss)/income attributable to Golden Star shareholders
The table below shows the reconciliation of net (loss)/income attributable to Golden Star shareholders to adjusted net (loss)/income attributable to Golden Star shareholders and adjusted net (loss)/income per share attributable to Golden Star shareholders:

(Stated in thousands of U.S dollars except per share data)	For the three months ended March 31,
	2014	2013
Net income/(loss) attributable to Golden Star shareholders	$(22,364)	$8,005
Add back:
Loss/(gain) on fair value of 5% Convertible Debentures	10,174	(7,646)
Adjusted net (loss)/income attributable to Golden Star shareholders	$(12,190)	$359

Adjusted net (loss)/income per share attributable to Golden Star shareholders
Basic and diluted	$(0.05)	$0.01
Weighted average shares outstanding - basic (millions)	259.2	259.1
Weighted average shares outstanding - diluted (millions)	259.2	259.7
In order to indicate to stakeholders the Company's earnings excluding the non-cash (gain)/loss on the fair value of debentures and non-cash impairment charges, the Company calculates "adjusted net income/(loss) attributable to Golden Star shareholders" and "adjusted net income/(loss) per share attributable to Golden Star shareholders" to supplement the condensed interim consolidated financial statements.
Adjusted net income/(loss) attributable to Golden Star shareholders and adjusted net income/(loss) per share attributable to Golden Star shareholders should be considered as non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
OUTSTANDING SHARE DATA
As of May 7, 2014, there were 259,374,879 common shares of the Company issued and outstanding, 16,465,157 stock options outstanding, 1,612,768 deferred share units outstanding, 3,487,332 share appreciation rights outstanding, 2,173,181 performance share units outstanding and 5% Convertible Debentures which are convertible into 46,963,636 common shares. The share appreciation rights and performance share units are cash settled instruments.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The application of certain accounting policies requires the Company to make estimates and judgments based on assumptions.  For a complete discussion of accounting estimates and judgments deemed most critical by the Company, refer to the Company's annual 2013 Management’s Discussion and Analysis.

CHANGES IN ACCOUNTING POLICIES
The Company has adopted the following new and revised standards, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.
IFRIC 21 Accounting for levies imposed by government clarifies that the obligating event that give rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The adoption of this interpretation did not result in any impact to the Company’s financial statements.
IAS 32 Financial instruments: presentation was amended to clarify requirement for offsetting of financial assets and financial liabilities. The adoption of this amendment did not result in any impact to the Company’s financial statements.
IAS 36 Impairment of assets was amended to remove the requirement of disclosing recoverable amount when a cash generating unit ("CGU") contains goodwill or indefinite lived intangible assets but there has been no impairment. This amendment also require additional disclosure of recoverable amount of an asset of CGU when an impairment loss has been recognized or reversed; and detailed disclosure of how the fair value less costs of disposal has been measured when an impairment loss has been recognized or reverse. The adoption of this amendment did not result in any impact to the Company’s financial statements.
IAS 39 Financial instruments: Recognition and measurement was amended to provide relief from discountinuing hedge accounting when novation of a hedge instrument to a central counterparty meets specified criteria. The adoption of this amendment did not result in any impact to the company’s financial statements.

FINANCIAL INSTRUMENTS

(Stated in thousands of U.S dollars)	Fair value at March 31, 2014	Basis of measurement	Associated risks
Cash and cash equivalents	$57,822	Carrying value	Interest/Credit/Foreign exchange
Accounts receivable	9,358	Carrying value	Foreign exchange/Credit
Trade and other payables	63,371	Amortized cost	Foreign exchange/Interest
5% Convertible Debentures	57,482	Fair value through profit and loss	Interest
Ecobank Loan, net of loan fees	38,915	Amortized cost	Interest
Equipment financing facility	11,897	Amortized cost	Interest
Finance leases	4,534	Amortized cost	Interest
Carrying value - Cash and cash equivalents and accounts receivables mature in the short term and approximate their fair values.
Amortized costs - Trade and other payables, the Ecobank Loan, the equipment financing facility and the finance leases approximate their carrying values as the interest rates are comparable to current market rates.
Fair value through profit or loss - The debt component of the 5% Convertible Debentures is valued based on discounted cash flows and the conversion feature is valued using a Black-Scholes model. The risk free interest rate used in the fair value computation is the interest rate on US treasury rate with maturity similar to the remaining life of the convertible debenture. The discount rate used is determined by adding the risk premium to the risk free interest rate. Volatility is calculated based on the weekly volatility of the share price of Golden Star observable on the New York Stock Exchange (the "NYSE MKT") for a historical period equal to the remaining life of the 5% Convertible Debentures. Investors trading in these instruments would normally cap the volatility used in the Black-Scholes model. To be consistent, weekly volatility in our calculation is capped at 40%. For the three months ended March 31, 2014 a revaluation loss of $10.2 million was recorded while a a revaluation gain of $7.6 million million was included in earnings for the three ended March 31, 2013.

DISCLOSURES ABOUT RISKS
The Company's exposure to significant risks includes, but is not limited to, the following risks: changes in interest rates on our debt, changes in foreign currency exchange rates, commodity price fluctuations, liquidity risk and credit risk. For a complete discussion of the risks, refer to the Company's Annual Information Form for the year ended December 31, 2013 available on the SEDAR website, www.sedar.com.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Management's Report on Internal Control Over Financial Reporting
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes policies and procedures that:

▪	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

▪
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company's receipts and expenditures are made only in accordance with authorizations of management and the Company's directors; and

▪
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

The Company's management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
Changes in Internal Control Over Financial Reporting
There has been no change in the Company's design of internal controls and procedures over financial reporting that has materially affected, or is reasonable likely to materially affect, the Company's internal control over financial reporting during the period covered by this MD&A.
ADDITIONAL INFORMATION
Additional information regarding Golden Star, including the Company's Annual Report for the year ended December 31, 2013, is available under the Company's profile on SEDAR at www.sedar.com.